
GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 [redacted]0



05007013

16 March 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc – Purchase of own securities held in Treasury

For your information I enclose a copy of the above announcement which was released yesterday, 15 March.

Yours faithfully,



pp **David Pavey**
Assistant Company Secretary

Enc

dlw 4/5

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 15 March 2005 it purchased 400,000 of its ordinary shares at a price of 261.14p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 14,325,000 of its ordinary shares in Treasury and has a total of 723,862,663 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
15 March 2005

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

17 March 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Purchase of own securities held in Treasury

For your information I enclose a copy of the above announcement which was released yesterday, 16 March.

Yours faithfully,



pp **David Pavey**
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 16 March 2005 it purchased 600,000 of its ordinary shares at a price of 258.08p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 14,925,000 of its ordinary shares in Treasury and has a total of 723,262,663 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
16 March 2005

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

15 March 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Purchase of own securities held in Treasury

For your information I enclose a copy of the above announcement which was released yesterday, 14 March.

Yours faithfully,



pp **David Pavey**
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 14 March 2005 it purchased 600,000 of its ordinary shares at a price of 261.10p per share from Credit Suisse First Boston (Equities) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 13,925,000 of its ordinary shares in Treasury and has a total of 724,190,663 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
14 March 2005